

January 12, 2015

Via E-mail
Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton JM11
Bermuda

> **Re:** **Signet Jewelers Limited**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 27, 2014**
> **Form 10-Q for the Quarterly Period Ended November 1, 2014**
> **Filed December 8, 2014**
> **File No. 1-32349**

Dear Mrs. Santana:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Sales, page 55

1. We note your disclosure that eCommerce sales are included in the calculation of sales for the period and the comparative figures from the anniversary of the launch of the relevant website. Please tell us whether this disclosure means that eCommerce sales are included

in your same stores sales performance measures. In any event, please clarify your disclosure to clearly state whether eCommerce sales are included in same store sales. In addition, please tell us your consideration of disclosing the specific impact that eCommerce sales had on same stores sales performance.

Liquidity and Capital Resources, page 74

2. Please tell us your consideration of disclosing the amount of cash and cash equivalents and short term investments held by foreign subsidiaries; a statement that you will need to accrue and pay taxes if repatriated; and a statement that you do not intend to repatriate the funds.

Item 8. Financial Statements and Supplementary Data, page 86

Consolidated Statements of Shareholders' Equity, page 91

3. Please tell us the nature of the activity flowing through the "net settlement of equity based awards" line items and why your accounting treatment is appropriate. Please make reference to the authoritative literature that supports your accounting.

4. Please tell us how excess tax benefits from exercise of share awards are presented in the statement.

Notes to the Consolidated Financial Statements, page 92

1. Principal accounting policies, page 92

Sale vouchers, page 93

5. Referencing applicable authoritative literature, please explain to us the nature of your sales vouchers and your accounting for sales vouchers. In doing so, please explain your accounting for vouchers issued which are not expected to be redeemed.

5. Income taxes, page 101

6. Please tell us your consideration of disclosing the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

15. Accrued expenses and other current liabilities, page 110

7. Please tell us your consideration of disclosing gross sales returns reserve activity here or in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Form 10-Q for the Quarterly Period Ended November 1, 2014

Part I. Financial Information, page 1

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

Earnings before interest, income taxes, depreciation and amortization ("EBITDA"), page 43

8. The non-GAAP measure presented does not represent EBITDA. Rather, the measure is EBTIDA adjusted for other non-cash accounting adjustments. If a similar measure is presented in future filings, please refer to it as Adjusted EBITDA or similarly to clearly communicate that the measure is not EBITDA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Mark Jenkins
        Chief Governance Officer & Corporate Secretary